UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Proxy Materials for U.S. and Canadian Shareholders for Special General Meeting of Shareholders

Reference is made to the Report of Foreign Private Issuer on Form 6-K that Gazit-Globe Ltd. (referred to herein as “Gazit” or the “Company”) furnished to the Securities and Exchange Commission, or the “SEC”, on February 13, 2017 (the third Report on Form 6-K furnished on such date) (referred to as the “Report”). Further to the contents of that Report, Gazit hereby reports that it will be mailing, in the near future, special proxy materials related to its upcoming Special General Meeting of Shareholders (referred to as the “Special Meeting”) to those shareholders which hold Gazit Ordinary Shares through members of the New York Stock Exchange and Toronto Stock Exchange.

The Special Meeting is scheduled to take place on Thursday, March 23, 2017, at 3 p.m. (Israel time) at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel. At the Special Meeting, the Company’s shareholders will be presented with a proposal to approve the terms of compensation for Mr. Dor J. Segal, in his position as Chief Executive Officer of the Company.

The above-referenced proxy materials, consisting of a Notice and Proxy Statement, and a Proxy Card, are furnished as Exhibits 99.1 and 99.2 hereto, respectively.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: February 21, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement distributed to U.S. and Canadian shareholders of Gazit-Globe Ltd. with respect to its March 23, 2017 Special General Meeting of Shareholders

99.2	Proxy Card distributed to U.S. and Canadian shareholders of Gazit-Globe Ltd. with respect to its March 23, 2017 Special General Meeting of Shareholders

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